Product Supplement No. STEPS-1
(To Prospectus dated August 31, 2022
and Prospectus Supplement dated August 31, 2022)
March 30, 2023

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-267182



## STEP Income Securities® Linked to One or More Equity Securities

- The STEP Income Securities® (the "**notes**") are senior unsecured debt securities issued by HSBC Bank plc ("**HSBC**" or the "**Issuer**"). All payments due on the notes, including any repayment of principal, will be subject to the credit risk of HSBC.

- The notes do not guarantee the return of principal at maturity. Instead, the payment on the notes at maturity will be based on the performance of an underlying "**Market Measure**," which will be either the common equity securities or American Depositary Receipts ("**ADRs**") of a company other than us, the agents, and our respective affiliates (an "**Underlying Stock**"). The Market Measure may also consist of a "**Basket**" of two or more Underlying Stocks.

- The notes pay a fixed interest rate over their term and provide an opportunity to earn an additional fixed payment at maturity (the "**Step Payment**"). However, your payment at maturity will be exposed to any negative performance of the Market Measure below the Threshold Value (as defined below) on a 1-to-1 basis.

- If the value of the Market Measure increases from its Starting Value to an Ending Value (each as defined below) that is greater than or equal to a specified "**Step Level**," the cash payment per unit at maturity (the "**Redemption Amount**") will equal the principal amount plus the Step Payment. Your maximum payment on the notes will equal the principal amount plus the interest payments and the Step Payment, if any.

- If the Ending Value is less than the Step Level, but greater than or equal to the Threshold Value, you will receive your principal amount at maturity. However, if the Ending Value is less than the Threshold Value, you will be subject to 1-to-1 downside exposure to the decrease of the Market Measure below the Threshold Value. In such a case, you may lose all or a significant portion of the principal amount of your notes.

- This product supplement describes the general terms of the notes, the risk factors to consider before investing, the general manner in which they may be offered and sold, and other relevant information.

- For each offering of the notes, we will provide you with a pricing supplement (which we refer to as a "**term sheet**") that will describe the specific terms of that offering, including the specific Market Measure, the Threshold Value, the Step Level, the Step Payment, the interest rate, the interest payment dates, and certain related risk factors. The applicable term sheet will identify, if applicable, any additions or changes to the terms specified in this product supplement.

- The notes will be issued in denominations of whole units. Unless otherwise set forth in the applicable term sheet, each unit will have a principal amount of $10. The applicable term sheet may also set forth a minimum number of units that you must purchase.

- Unless otherwise specified in the applicable term sheet, the notes will not be listed on a securities exchange.

- BofA Securities, Inc. ("**BofAS**") and one or more of its affiliates may act as our agents to offer the notes, and BofAS will act in a principal capacity in such role.

*The notes offered hereunder are not deposit liabilities of HSBC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation (the "**FDIC**") or any other governmental agency of the United Kingdom, the United States, or any other jurisdiction. The notes involve investment risks, including possible loss of the principal amount invested due to the credit risk of HSBC. Potential purchasers of the notes should consider the information in "Risk Factors" beginning on page PS-7 of this product supplement, page S-1 of the accompanying prospectus supplement, and page 8 of the accompanying prospectus. **You may lose all or a significant portion of your principal amount of the notes.***

*The notes will be subject to the exercise of any U.K. bail-in power (or any other resolution measure) by a relevant U.K. resolution authority, as described on page 20 of the accompanying prospectus and in the applicable term sheet.*

*Neither the U.S. Securities and Exchange Commission (the "SEC"), nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or the adequacy of this product supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.*

**BofA Securities**

**TABLE OF CONTENTS**

_____

"STEP Income Securities®" and "STEPS" are registered service marks of Bank of America Corporation, the parent corporation of BofAS.

**SUMMARY**

The information in this "Summary" section is qualified in its entirety by the more detailed explanation set forth elsewhere in this product supplement, the prospectus supplement, and the prospectus, as well as the applicable term sheet. Neither we nor BofAS have authorized any other person to provide you with any information different from the information set forth in these documents. If anyone provides you with different or inconsistent information about the notes, you should not rely on it.

**Key Terms:**

| | |
|---|---|
| **General:** | The notes are senior unsecured debt securities issued by HSBC, and are not guaranteed or insured by the FDIC, and are not, either directly or indirectly, an obligation of any third party. **As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par equally with all of the other unsecured and unsubordinated debt obligations of HSBC, except for such obligations as may be preferred by operation of law. All payments to be made on the notes, including any return of principal, depends on HSBC's credit risk and the ability of HSBC to satisfy its obligations as they become due.** |
| | We will make periodic interest payments on the notes at the fixed rate specified in the applicable term sheet. The payment on the notes at maturity will be based on the performance of a Market Measure, and there is no guaranteed return of principal at maturity. Therefore, you may lose all or a significant portion of your principal amount if the value of the Market Measure decreases from the Starting Value to an Ending Value that is less than the Threshold Value. |
| | Each issue of the notes will mature on the date set forth in the applicable term sheet. We cannot redeem the notes at any earlier date, except under the limited circumstances as set forth below in the section "Description of the Notes—Anti-Dilution Adjustments—Reorganization Events." |
| **Interest Rate:** | The interest rate will be specified in the applicable term sheet. |
| **Market Measure:** | An Underlying Stock of a company other than us, the agents and our respective affiliates (the "Underlying Company") represented either by a class of common equity securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or by ADRs registered under the Exchange Act. |
| | The Market Measure may consist of a group, or "**Basket**," of Underlying Stocks. We refer to each Underlying Stock included in any Basket as a "**Basket Stock**." If the Market Measure to which your notes are linked is a Basket, the Basket Stocks will be set forth in the applicable term sheet. |
| **Market Measure Performance:** | The performance of the Market Measure will be measured according to the percentage change of the Market Measure from its Starting Value to its Ending Value. |
| | Unless otherwise specified in the applicable term sheet: |
| | The "**Starting Value**" will be the price of the Underlying Stock on the date when the notes are priced for initial sale to the public (the "**pricing date**"), determined as set forth in the applicable term sheet. |

If the Market Measure consists of a Basket, the Starting Value will be equal to 100. See "Description of the Notes—Basket Market Measures."

The "**Threshold Value**" will be a value of the Market Measure that equals a specified percentage (100% or less) of the Starting Value. The Threshold Value will be determined on the pricing date and set forth in the applicable term sheet.  If the Threshold Value is equal to 100% of the Starting Value, you will be exposed to any decrease in the value of the Market Measure from the Starting Value to the Ending Value on a 1-to-1 basis, and you may lose all of your principal amount of the notes.

The "**Step Level**" will be a value of the Market Measure that equals a specified percentage (over 100%) of the Starting Value. The Step Level will be determined on the pricing date and set forth in the applicable term sheet.

The "**Ending Value**" will equal the Closing Market Price of the Underlying Stock on the valuation date multiplied by its Price Multiplier on that day (each as defined below).

If the Market Measure consists of a Basket, the Ending Value will be determined as described in "Description of the Notes—Basket Market Measures—Ending Value of the Basket."

If a Market Disruption Event (as defined below) occurs and is continuing on the scheduled valuation date, or if certain other events occur, the calculation agent will determine the Ending Value as set forth in the section "Description of the Notes—The Starting Value and the Ending Value—Ending Value" or "—Basket Market Measures—Ending Value of the Basket."

| | |
|---|---|
| **Price Multiplier:** | Unless otherwise set forth in the applicable term sheet, the "**Price Multiplier**" for each Underlying Stock will be 1, and will be subject to adjustment for certain corporate events relating to that Underlying Stock described below under "Description of the Notes—Anti-Dilution Adjustments." |
| **Step Payment:** | A dollar amount that will be equal to a percentage of the principal amount. The Step Payment will be determined on the pricing date and set forth in the applicable term sheet. |

**Redemption Amount at Maturity:**

At maturity, you will receive a Redemption Amount that will equal the principal amount plus the Step Payment if the Ending Value is greater than or equal to the Step Level. If the Ending Value is less than the Step Level, but is greater than or equal to the Threshold Value, then the Redemption Amount will equal the principal amount. If the Ending Value is less than the Threshold Value, you will be subject to 1-to-1 downside exposure to the decrease of the Market Measure below the Threshold Value, and will receive a Redemption Amount that is less than the principal amount. If the Threshold Value is equal to 100% of the Starting Value, the Redemption Amount could be zero.

**All payments due on the notes, including any repayment of principal, are subject to our credit risk as issuer of the notes.**

The Redemption Amount, denominated in U.S. dollars, will be calculated as follows:



Is the Ending Value greater than or equal to the Step Level?

Yes → You will receive per unit:
Principal Amount + Step Payment

No ↓

Is the Ending Value greater than or equal to the Threshold Value?

Yes → You will receive the principal amount per unit.

No → You will receive per unit:

$$\text{Principal Amount} - \left[\text{Principal Amount} \times \left(\frac{\text{Threshold Value} - \text{Ending Value}}{\text{Starting Value}}\right)\right]$$

**Principal at Risk:**

You may lose all or a significant portion of the principal amount of the notes. Further, if you sell your notes prior to maturity, the price you may receive may be less than the price that you paid for the notes.

**Calculation Agent:**

The calculation agent will make all determinations associated with the notes. Unless otherwise set forth in the applicable term sheet, we or one or more of our affiliates, acting independently or jointly with BofAS, will act as the calculation agent, or we may appoint BofAS or one of its affiliates to act as calculation agent for the notes. See the section entitled "Description of the Notes—Role of the Calculation Agent."

**Agents:**

BofAS and one or more of its affiliates will act as our agents, in a principal capacity, in connection with each offering of the notes and will receive an underwriting discount based on the number of units of the notes sold. None of the agents is your fiduciary or advisor solely as a result of the making of any offering of the notes, and you should not rely upon this product supplement, the applicable term sheet, or the

accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase the notes.

**Listing:** Unless otherwise specified in the applicable term sheet, the notes will not be listed on a securities exchange.

**U.K. Bail-in Power:** Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes (or a beneficial interest therein), each holder and each beneficial owner of the notes acknowledges, accepts and agrees to be bound by, and consents to, the exercise of, any U.K. bail-in power (or any other resolution measure) by a relevant U.K. resolution authority in relation to the notes.

**ERISA and Related Considerations:** See "Certain Considerations Related to ERISA and Other U.S. Benefit Plans" in the accompanying prospectus supplement.

This product supplement relates only to the notes and does not relate to any Underlying Stock described in any applicable term sheet. You should read carefully the entire prospectus, prospectus supplement, and this product supplement, together with the applicable term sheet, to understand fully the terms of your notes, as well as the tax and other considerations important to you in making a decision about whether to invest in any notes. In particular, you should review carefully the sections in this product supplement and the accompanying prospectus supplement and prospectus entitled "Risk Factors," which highlight a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. Additional risk factors may be set forth in the applicable term sheet. If information in this product supplement is inconsistent with the prospectus or prospectus supplement, this product supplement will supersede those documents. However, if information in any applicable term sheet is inconsistent with this product supplement, that term sheet will supersede this product supplement.

None of us, the agents or our respective affiliates is making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. This product supplement and the accompanying prospectus supplement and prospectus are not an offer to sell the notes to anyone and are not soliciting an offer to buy the notes from anyone in any jurisdiction where the offer or sale is not permitted.

Certain capitalized terms used and not defined in this product supplement have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this product supplement to "we," "us," "our," or similar references are to HSBC.

You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any notes.

# RISK FACTORS

*You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration with your advisors with respect to the notes in light of your particular financial and other circumstances and the information set forth in the applicable term sheet, this product supplement and the accompanying prospectus supplement and prospectus.*

## Structure-related Risks

**Your investment may result in a loss; there is no guaranteed return of principal.** There is no fixed principal repayment amount on the notes at maturity. The Redemption Amount will be based on the performance of the Market Measure. If the Ending Value is less than the Threshold Value, then you will receive a Redemption Amount at maturity that will be less than the principal amount of your notes. If the Threshold Value is equal to 100% of the Starting Value, the Redemption Amount could be zero and you may lose all of the principal amount of your notes.

**You will not receive a Step Payment at maturity unless the Ending Value of the Market Measure is greater than or equal to the Step Level on the valuation date.** If the Ending Value of your notes is less than the Step Level on the valuation date, you will not receive a Step Payment on the maturity date. This will be the case even if the value of the Market Measure to which your notes are linked is equal to or greater than the Step Level at certain points during the term of the notes other than on the valuation date.

**Your investment return will be limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Market Measure.** Your return on the notes is based on the periodic interest payments over the term of the notes and on the performance of the Market Measure from the Starting Value to the Ending Value. However, your return on the notes will never exceed the sum of (i) the periodic interest payments over the term of the notes and (ii) the Step Payment, if any, at maturity, regardless of the extent to which the Ending Value exceeds the Step Level. In contrast, a direct investment in the Market Measure would allow you to receive the full benefit of any appreciation in the value of the Market Measure.

In addition, unless otherwise set forth in the applicable term sheet and in "Description of the Notes—Anti-Dilution Adjustments" of this product supplement, the Ending Value will not reflect the value of dividends paid, or distributions made, on any Underlying Stock, or any other rights associated with any Underlying Stock. Thus, any return on the notes will not reflect the return you would realize if you actually owned shares of an Underlying Stock.

**The Redemption Amount will not reflect changes in the value of the Market Measure that occur other than on the valuation date.** Changes in the value of the Market Measure during the term of the notes other than on the valuation date will not be reflected in the calculation of the Redemption Amount. To calculate the Redemption Amount, the calculation agent will compare only the Ending Value to the Step Level and the Threshold Value. No other values of the Market Measure will be taken into account. As a result, even if the value of the Market Measure has increased at certain times during the term of the notes, you will receive a Redemption Amount that is less than the principal amount if the Ending Value is less than the Threshold Value.

**If your notes are linked to a Basket, changes in the prices of one or more of the Basket Stocks may be offset by changes in the prices of one or more of the other Basket Stocks.** The Market Measure of your notes may be a Basket. In such a case, changes in the prices of one or more of the Basket Stocks may not correlate with changes in the prices of one or more of the other Basket Stocks. The prices of one or more Basket Stocks may increase, while the prices of one or more of the other Basket Stocks may decrease or not increase as much. Therefore, in calculating the value of the Market Measure at any time, increases in the price of one Basket Stock may be moderated or wholly offset by decreases or lesser increases in the prices of one or more of the other Basket Stocks. If the weightings of the applicable Basket Stocks are not equal, adverse changes in the prices of the Basket Stocks which are more heavily weighted could have a greater impact upon the value of the Market Measure and, consequently, the return on your notes.

**Your return on the notes may be less than the yield on a conventional fixed or floating rate debt security of comparable maturity.** The return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

**Payments on the notes are subject to our credit risk, and** actual or perceived **changes in our** creditworthiness **are expected to affect the value of the notes**. The notes are senior unsecured debt obligations of the Issuer, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except for such obligations as may be preferred by operation of law. All payments to be made on the notes, including any return of principal at maturity, depend on the ability of HSBC to satisfy its obligations as they become due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes. Because your return on the notes depends upon factors in addition to HSBC's ability to pay its obligations, such as the value of the applicable Market Measure, an improvement in HSBC's credit ratings will not reduce the other investment risks related to the notes.

**The notes are not insured or guaranteed by any governmental agency of the United Kingdom, the United States or any other jurisdiction.** The notes are not deposit liabilities or other obligations of HSBC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the FDIC or any other governmental agency or program of the United Kingdom, the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the notes.

**You may lose some or all of your investment if any U.K. bail-in power (or any other resolution measure) is exercised by a relevant U.K. resolution authority.** Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes (or a beneficial interest therein), each holder and each beneficial owner of the notes acknowledges, accepts and agrees to be bound by, and consents to, the exercise of, any U.K. bail-in power (or any other resolution measure) by a relevant U.K. resolution authority. Accordingly, a U.K. bail-in power may be exercised in such a manner as to result in you and other holders and beneficial owners of the notes losing all or a part of the value of your investment in the notes or receiving a different security from the notes, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, a relevant U.K. resolution authority may exercise a U.K. bail-in power without providing any advance notice to, or requiring the consent of, the holders and beneficial owners of the notes. The exercise of any U.K. bail-in power (or any other resolution measure) by a relevant U.K. resolution authority with respect to the notes will not be a default or an Event of Default (as each term is defined in the Senior Indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of any U.K. bail-in power (or any other resolution measure) by a relevant U.K. resolution authority with respect to the notes. See "Description of Debt Securities — Agreement with Respect to the Exercise of UK Bail-in Power" in the accompanying prospectus and "Risk Factors — Risks Relating to All Note Issuances — Under the terms of your notes, you will agree to be bound by the exercise of any UK bail-in power by the relevant UK resolution authority," "— The notes are the subject of the UK bail-in power, which may result in your notes being written down to zero or converted into other securities, including unlisted equity securities," "— Your rights may be limited in respect of the exercise of the UK bail-in power by the relevant UK resolution authority," "— Other powers contemplated by the Banking Act may affect your rights under, and the value of your investment in, the notes" and "— The circumstances under which the relevant UK resolution authority would exercise its UK bail-in power or other resolution tools under the Banking Act or future legislative or regulatory proposals are uncertain, which may affect the value of your notes" in the accompanying prospectus supplement.

**Valuation- and Market-related Risks**

**The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any.** We will determine the estimated initial value of the notes, which will be set forth in the applicable term sheet, by reference to our internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

**Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities.** This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

**The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price.** The public offering price takes into account certain costs, principally the underwriting discount, the expected hedging costs described in the applicable term sheet, and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

**The estimated initial value does not represent a minimum price at which we, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.** The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

**We cannot assure you that there will be a trading market for your notes.** If a secondary market exists, we cannot predict how the notes will trade, or whether that market will be liquid or illiquid. The development of a trading market for the notes will depend on various factors, including our financial performance and changes in the value of the Market Measure. The number of potential buyers of your notes in any secondary market may be limited. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

We anticipate that one or more of the agents or their affiliates will act as a market-maker for the notes, but none of them is required to do so and may cease to do so at any time. Any price at which an agent or its affiliates may bid for, offer, purchase, or sell any of the notes may be higher or lower than the applicable public offering price, and that price may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or transactions may adversely affect the prices, if any, at which the notes might otherwise trade in the market. In addition, if at any time any entity were to cease acting as a market-maker for any issue of the notes, it is likely that there would be significantly less liquidity in that secondary market. In such a case, the price at which those notes could be sold likely would be lower than if an active market existed.

Unless otherwise stated in the applicable term sheet, we will not list the notes on any securities exchange. Even if an application were made to list your notes, we cannot assure you that the application will be approved or that your notes will be listed and, if listed, that they will remain listed for their entire term. The listing of the notes on any securities exchange will not necessarily ensure that a trading market will develop, and if a trading market does develop, that there will be liquidity in the trading market.

**The notes are not designed to be short-term trading instruments, and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount.** The notes are not designed to be short-term trading instruments. The limited protection, if any, against the risk of losses provided by the Threshold Value will only apply if you hold the notes to maturity. You have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. These factors may interact with each other in complex and unpredictable ways, and the impact of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe a specific factor's expected impact on the market value of the notes, assuming all other conditions remain constant.

- **Value of the Market Measure.** We anticipate that the market value of the notes prior to maturity generally will depend to a significant extent on the value of the Market Measure. In general, it is expected that the market value of the notes will decrease as the value of the Market Measure decreases, and increase as the value of the Market Measure increases (up to the Step Level).  However, as the value of the Market Measure increases, the market value of the notes may decrease or may not increase at the same rate.  If you sell your notes when the value of the Market Measure is less than, or not sufficiently above, the Starting Value, then you may receive less than the principal amount of your notes.

In addition, we do not expect that the notes will trade in any secondary market at a price that is greater than the sum of the principal amount, the value of any remaining interest payments and the applicable Step Payment.

- **Volatility of the Market Measure.**  Volatility is the term used to describe the size and frequency of market fluctuations.  The volatility of the Market Measure during the term of the notes may vary. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of the notes. Increases or decreases in the volatility of the Market Measure may have an adverse impact on the market value of the notes.  Even if the value of the Market Measure increases after the applicable pricing date, if you are able to sell your notes before their maturity date, you may receive substantially less than the amount that would be payable at maturity based on that value because of the anticipation that the value of the Market Measure will continue to fluctuate until the Ending Value is determined.

- **Economic and Other Conditions Generally.**  The general economic conditions of the capital markets in the United States, as well as geopolitical conditions and other financial, political, public health, regulatory and judicial events, natural disasters, acts of terrorism or war, and related uncertainties that affect stock markets generally, may adversely affect the value of the Market Measure and the market value of the notes. If an Underlying Stock is an ADR, the value of your notes may also be adversely affected by similar events in the markets of the relevant foreign country.

- **Interest Rates.**  We expect that changes in interest rates will affect the market value of the notes.  In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease.  In general, we expect that the longer the amount of time that remains until maturity, the more significant the impact of these changes will be on the value of the notes. The level of interest rates also may affect the U.S. economy and any applicable market outside of the U.S., and, in turn, the value of the Market Measure, and, thus, the market value of the notes may be adversely affected. If an Underlying Stock is an ADR, the level of interest rates in the relevant foreign country may affect the economy of that foreign country and, in turn, the value of the ADR, and thus, the market value of the notes may be adversely affected.

- **Dividend Yields.**  In general, if the cumulative dividend yield on any Underlying Stock increases, we anticipate that the market value of the notes will decrease.

- **Our Financial Condition and Creditworthiness.**  Our perceived creditworthiness, including any increases in the spread between the yield on our securities and the yield on U.S. Treasury securities (the "**credit spread**") and any actual or anticipated decreases in our credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes.  However, a decrease in our credit spreads or an improvement in our credit ratings will not necessarily increase the market value of the notes.

- **Time to Maturity.** There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time "value," "premium," or "discount," and reflects expectations concerning the value of the Market Measure prior to the maturity date. As the time to maturity decreases, this disparity may decrease, such that the value of the notes will approach the expected Redemption Amount and the interest payment to be paid at maturity.

## Conflict-related Risks

**Trading and hedging activities by us, the agents, and our respective affiliates may affect your return on the notes and their market value.** We, the agents, and our respective affiliates may buy or sell shares of an Underlying Stock, futures or options contracts or exchange-traded instruments on an Underlying Stock, or other listed or over-the counter derivative instruments linked to an Underlying Stock. We, the agents, and our respective affiliates may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could adversely affect the price of an Underlying Stock in a manner that could be adverse to your investment in the notes. On or before the applicable pricing date, any purchases by us, the agents, and our respective affiliates, or others on our or their behalf (including those for the purpose of hedging some or all of our anticipated exposure in connection with the notes) may increase the price of an Underlying Stock. Consequently, the value of that Underlying Stock may decrease subsequent to the pricing date of an issue of the notes, which may adversely affect the market value of the notes.

We, the agents, or one or more of our respective affiliates may also engage in hedging activities that could increase the price of an Underlying Stock on the applicable pricing date. In addition, these activities, including the unwinding of a hedge, may decrease the market value of your notes prior to maturity, including on the valuation date, and may reduce the Redemption Amount.

We, the agents, or one or more of our respective affiliates may purchase or otherwise acquire a long or short position in the notes, and may hold or resell the notes. For example, the agents may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the price of any Underlying Stock, the market value of your notes prior to maturity or the Redemption Amount.

**Our trading, hedging and other business activities, and those of the agents or one or more of our respective affiliates, may create conflicts of interest with you.** We, the agents, or one or more of our respective affiliates may engage in trading activities related to an Underlying Stock that are not for your account or on your behalf. We, the agents, or one or more of our respective affiliates also may issue or underwrite other financial instruments with returns based upon the applicable Market Measure. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the agents, and our respective affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the value of the Market Measure or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We, the agents, and our respective affiliates expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the agents, or our respective affiliates also may enter into hedging transactions relating to other securities or instruments that we or they issue, some of which may have returns calculated in a manner related to that of a particular issue of the notes.  We may enter into such hedging arrangements with one or more of our subsidiaries or affiliates, or with one or more of the agents or their affiliates.  Such a party may enter into additional hedging transactions with other parties relating to the notes and the applicable Market Measure.  This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss.  We, the agents, and our respective affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases or whether the Redemption Amount on the notes is more or less than the principal amount of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agents, and our respective affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

**There may be potential conflicts of interest involving the calculation agent.  We may appoint and remove the calculation agent.**  We or one of our affiliates may be the calculation agent or act as joint calculation agent for the notes and, as such, will determine the Starting Value, the Threshold Value, the Step Level, the Price Multiplier, the Ending Value and the Redemption Amount.  Under some circumstances, these duties could result in a conflict of interest between our status as issuer and our responsibilities as calculation agent.  These conflicts could occur, for instance, in connection with the calculation agent's determination as to whether a Market Disruption Event has occurred, or in connection with judgments that the calculation agent would be required to make if certain corporate events occur with respect to an Underlying Stock.  See the sections entitled "Description of the Notes—Market Disruption Events" and "—Anti-Dilution Adjustments." The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment.  However, because we may serve as the calculation agent, potential conflicts of interest could arise. None of us, the agents, or any of our respective affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might adversely affect the value of the notes.

In addition, we may appoint BofAS or one of its affiliates to act as the calculation agent or as joint calculation agent for the notes. As the calculation agent or joint calculation agent, BofAS or one of its affiliates will have discretion in making various determinations that affect your notes. The exercise of this discretion by the calculation agent could adversely affect the value of your notes and may present the calculation agent with a conflict of interest of the kind described under "—Trading and hedging activities by us, the agents, and our respective affiliates may affect your return on the notes and their market value" and "—Our trading, hedging and other business activities, and those of the agents or one or more of our respective affiliates, may create conflicts of interest with you" above.

### Market Measure-related Risks

**You must rely on your own evaluation of the merits of an investment linked to any applicable Underlying Stock.**  In the ordinary course of business, we, the agents, and our respective affiliates may have expressed views on expected movements in an Underlying Stock, and may do so in the future.  These views or reports may be communicated to our clients and clients of these entities. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to an Underlying Stock may at any time have significantly different views from our views and the views of these entities. For these reasons, you are encouraged to derive information concerning an Underlying Stock from multiple sources, and you should not rely on our views or the views expressed by these entities.

**As a noteholder, you will have no rights to receive any shares of any Underlying Stock, and you will not be entitled to receive dividends or other distributions by any Underlying Company.** The notes are our debt securities.  They are not equity instruments, shares of stock, or securities of any other issuer.  Investing in the notes will not make you a holder of any Underlying Stock.  You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to any Underlying Stock.  As a result, the return on your notes may not reflect the return you would realize if you actually owned shares of any Underlying Stock and received the dividends paid or other distributions made in connection with them. Your notes will be paid in cash and you have no right to receive any shares of an Underlying Stock.

**If shares of an Underlying Company are also listed on a foreign exchange, your return may be affected by factors affecting international securities markets.**  The value of securities traded outside of the U.S. may be adversely affected by a variety of factors relating to the relevant securities markets.  Factors which could affect those markets, and therefore the return on your notes, include:

- **Market Liquidity and Volatility.**  The relevant foreign securities markets may be less liquid and/or more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets.

- **Political, Economic, and Other Factors.**  The prices and performance of securities of companies in foreign countries may be affected by political, economic, financial, public health, natural disasters, acts of terrorism or war, and social factors in those regions.  Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the relevant foreign markets may affect prices and the volume of trading in those markets.  In addition, recent or future changes in government, economic, and fiscal policies in the relevant jurisdictions, the possible imposition of, or changes in, currency exchange laws, or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could adversely affect the relevant securities markets.  The relevant foreign economies may differ from the U.S. economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources, and self-sufficiency.

  In particular, many emerging nations are undergoing rapid change involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal, and many emerging markets suffer from underdevelopment of capital markets and tax systems.  In addition, in some of these nations, issuers of the relevant securities face the threat of expropriation of their assets, and/or nationalization of their businesses.  The economic and financial data about some of these countries may be unreliable. Additionally, the accounting, auditing and financial reporting standards and requirements applicable to companies in foreign countries may differ from those applicable to U.S. reporting companies.

**We, the agents and our respective affiliates do not control any Underlying Company and have not verified any disclosure made by** any **Underlying Company.**  We, the agents, or our respective affiliates currently, or in the future, may engage in business with any Underlying Company, and we, the agents, or our respective affiliates may from time to time own securities of any Underlying Company. However, none of us, the agents, or any of our respective affiliates has the ability to control the actions of any Underlying Company or has undertaken any independent review of, or made any due diligence inquiry with respect to, any Underlying Stock or any Underlying Company. Any information in the applicable term sheet regarding an Underlying Stock and an Underlying Company is derived from publicly available information. You should make your own investigation into any Underlying Stock and any Underlying Company.

**Our business activities and those of the agents relating to an Underlying Company or the notes may create conflicts of interest with you.**  We, the agents, and our respective affiliates, at the time of any offering of the notes or in the future, may engage in business with an Underlying Company, including making loans to, equity investments in, or providing investment banking, asset management, or other services to that company, its affiliates, and its competitors.

In connection with these activities, any of these entities may receive information about those companies that we will not divulge to you or other third parties. We, the agents, and our respective affiliates have published, and in the future may publish, research reports on one or more of these companies. The agents may also publish research reports relating to our or our affiliates' securities, including the notes. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding your notes. Any of these activities may adversely affect the price of an Underlying Stock and, consequently, the market value of your notes. None of us, the agents, or our respective affiliates makes any representation to any purchasers of the notes regarding any matters whatsoever relating to any Underlying Stock or any Underlying Company. Any prospective purchaser of the notes should undertake an independent investigation of an Underlying Stock and an Underlying Company to the extent that, in its judgment, is appropriate to make an informed decision regarding an investment in the notes. The selection of an Underlying Stock does not reflect any investment recommendations from us, the agents, or our respective affiliates.

**An Underlying Company will not have any obligations relating to the notes, and none of us, the agents, or our respective affiliates will perform any due diligence procedures with respect to any Underlying Company.**  An Underlying Company will not have any financial or legal obligation with respect to the notes or the amounts to be paid to you, including any obligation to take our needs or the needs of noteholders into consideration for any reason, including taking any corporate actions that might adversely affect the price of an Underlying Stock or the value of the notes. An Underlying Company will not receive any of the proceeds from any offering of the notes, and will not be responsible for, or participate in, the offering of the notes.  No Underlying Company will be responsible for, or participate in, the determination or calculation of the amount payable on the notes.

**None of us, the agents, or any of our respective affiliates will conduct any due diligence inquiry with respect to any Underlying Stock in connection with an offering of the notes.**  None of us, the agents, or any of our respective affiliates has made any independent investigation as to the completeness or accuracy of publicly available information regarding any Underlying Stock or any Underlying Company or as to the future performance of any Underlying Stock.  Any prospective purchaser of the notes should undertake such independent investigation of an Underlying Stock and an Underlying Company as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

The Redemption Amount will not be adjusted for all corporate events that could affect an Underlying Company.  The Price Multiplier(s), the Ending Value, the Redemption Amount and other terms of the notes may be adjusted for the specified corporate events affecting an Underlying Stock, as described in the section entitled "Description of the Notes—Anti-Dilution Adjustments."  However, these adjustments do not cover all corporate events that could affect the market price of an Underlying Stock, such as offerings of common shares for cash or in connection with certain acquisition transactions.  The occurrence of any event that does not require the calculation agent to adjust the applicable Price Multiplier or the amount payable to you at maturity may adversely affect the Closing Market Price of an Underlying Stock, the Ending Value and the Redemption Amount, and, as a result, the market value of the notes.

### Risks Relating to Underlying Stocks that Are ADRs

**The price of an ADR may not accurately track the price of the common shares of the related Underlying Company.**  If an Underlying Stock is an ADR, each ADR will represent shares of the relevant Underlying Company.  Generally, the ADRs are issued under a deposit agreement that sets forth the rights and responsibilities of the depositary, the Underlying Company and the holders of the ADRs. The trading patterns of the ADRs will generally reflect the characteristics and valuations of the underlying common shares; however, the price of the ADRs may not completely track the price of those shares.  There are important differences between the rights of holders of ADRs and the rights of holders of the underlying common shares. In addition, trading volume and pricing on the applicable non-U.S. exchange may, but will not necessarily, have similar characteristics as the ADRs.  For example, certain factors may increase or decrease the public float of the ADRs and, as a result, the ADRs may have less liquidity or lower market value than the underlying common shares.

**Exchange rate movements may adversely impact the price of an Underlying Stock that is an ADR.**  If an Underlying Stock is an ADR, the market price of the Underlying Stock will generally track the U.S. dollar value of the market price of its underlying common shares. Therefore, if the value of the related foreign currency in which the underlying common shares are traded decreases relative to the U.S. dollar, the market price of the Underlying Stock may decrease while the market price of its underlying common shares remains stable or increases, or does not decrease to the same extent.  As a result, changes in, and the volatility of, the exchange rates between the U.S. dollar and the relevant non-U.S. currency could have a negative impact on the price of the Underlying Stock and consequently, the value of your notes and the Redemption Amount.

**Adverse trading conditions in the applicable non-U.S. market may negatively affect the price of an Underlying Stock that is an ADR.**  Holders of an Underlying Company's ADRs may usually surrender the ADRs in order to receive and trade the underlying common shares.  This provision permits investors in the ADRs to take advantage of price differentials between markets.  However, this provision may also cause the market prices of the applicable Underlying Stock to more closely correspond with the values of the common shares in the applicable non-U.S. markets.  As a result, a market outside of the United States for the underlying common shares that is not liquid may also result in an illiquid market for the ADRs, which may negatively impact the value of such ADRs and, consequently, the value of your notes.

**Delisting of an Underlying Stock that is an ADR may adversely affect the value of the notes.** If an Underlying Stock that is an ADR is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act or included in the Over-The-Counter Bulletin Board Service (the "**OTC Bulletin Board**") operated by the Financial Industry Regulatory Authority, Inc. ("**FINRA**"), or if the ADR facility between the Underlying Company and the ADR depositary is terminated for any reason, the Market Measure for the notes will be deemed to be the Underlying Company's common equity securities rather than the ADRs, and the calculation agent will determine the price of the Market Measure by reference to those common shares, as described below under "Description of the Notes—Delisting of ADRs or Termination of ADR Facility." Replacing the original ADRs with the underlying common shares may adversely affect the value of the notes and the Redemption Amount.

### Other Risk Factors Relating to an Underlying Stock

The applicable term sheet may set forth additional risk factors as to an Underlying Stock that you should review prior to purchasing the notes.

## Tax-related Risks

**The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes.** No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as income-bearing pre-paid executory contracts, as described under "U.S. Federal Income Tax Summary—General." If the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative characterization for the notes, the timing and character of income, gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled "U.S. Federal Income Tax Summary."

**YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR REGARDING ALL ASPECTS OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE NOTES.**

## DESCRIPTION OF THE NOTES

**General**

Each issue of the notes will be part of a series of notes entitled "Notes, Series 1" that will be issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the prospectus and prospectus supplement. The following description of the notes supplements and, to the extent it is inconsistent with, supersedes the description of the general terms and provisions of the notes and debt securities set forth under the headings "Description of Notes" in the prospectus supplement and "Description of Debt Securities" in the prospectus. These documents should be read in connection with the applicable term sheet.

The maturity date of the notes and the aggregate principal amount of each issue of the notes will be stated in the applicable term sheet. If any scheduled payment date is not a business day, we will make the required payment on the next business day, and no additional interest will accrue as a result of such delay. Unless otherwise set forth in the applicable term sheet, a "**business day**" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

The notes do not guarantee the return of principal at maturity. The notes will be payable only in U.S. dollars.

Prior to the maturity date, the notes are not redeemable at our option, except under the limited circumstances as set forth below in the section "Description of the Notes—Anti-Dilution Adjustments—Reorganization Events," or repayable at the option of any holder. The notes are not subject to any sinking fund.

We will issue the notes in denominations of whole units. Unless otherwise set forth in the applicable term sheet, each unit will have a principal amount of $10. The CUSIP number for each issue of the notes will be set forth in the applicable term sheet. You may transfer the notes only in whole units.

**Interest**

The notes will bear periodic interest payments at the fixed rate specified in the applicable term sheet. Unless otherwise set forth in the applicable term sheet, the interest will be paid quarterly in cash in arrears on each interest payment date specified in the applicable term sheet. Interest payable on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Each interest payment will include interest accrued from, and including, the issue date or the most recent interest payment date to, but excluding, the next interest payment date. Unless otherwise specified in the applicable term sheet, for so long as the notes are held in book-entry form only, we will pay interest to the persons in whose names the notes are registered at the close of business one business day prior to each interest payment date.

Notwithstanding the foregoing, the final payment of interest and the Redemption Amount will be paid to the person in whose names the notes are registered on the maturity date.

**Payment at Maturity**

At maturity, subject to our credit risk as issuer of the notes, in addition to the final interest payment on the notes, you will receive a Redemption Amount, denominated in U.S. dollars. The "**Redemption Amount**" will be calculated as follows:

- If the Ending Value is greater than or equal to the Step Level, then the Redemption Amount will equal:

$$\text{Principal Amount} + \text{Step Payment}$$

- If the Ending Value is less than the Step Level but is greater than or equal to the Threshold Value, then the Redemption Amount will equal the principal amount.

- If the Ending Value is less than the Threshold Value, then the Redemption Amount will equal:

$$\text{Principal Amount} - \left[ \text{Principal Amount} \times \left( \frac{\text{Threshold Value - Ending Value}}{\text{Starting Value}} \right) \right]$$

The Redemption Amount will not be less than zero.

The "**Step Level**" will be a value of the Market Measure that reflects a specified percentage above the Starting Value. The Step Level will be determined on the pricing date and set forth in the applicable term sheet.

The "**Step Payment**" will be a dollar amount representing a fixed percentage of the principal amount and set forth in the applicable term sheet.

The "**Threshold Value**" will be a value of the Market Measure that equals a specified percentage of the Starting Value, which will be less than or equal to 100%. The Threshold Value will be determined on the pricing date and set forth in the applicable term sheet. If the Threshold Value is equal to 100% of the Starting Value, then the Redemption Amount for the notes will be less than the principal amount if there is any decrease in the value of the Market Measure from the Starting Value to the Ending Value, and you may lose all of your principal amount of the notes.

Each applicable term sheet will provide examples of payments on the notes based on certain hypothetical Ending Values.

The applicable term sheet will set forth information as to the applicable Market Measure, including information as to the historical prices of the Underlying Stock or Underlying Stocks. However, historical prices of an Underlying Stock are not indicative of its future performance or the performance of your notes.

An investment in the notes does not entitle you to any ownership interest in or any other rights with respect to an Underlying Stock, including any voting rights, dividends paid or other distributions made by any Underlying Company.

**The Starting Value and the Ending Value**

**Starting Value**

The "Starting Value" will be the price of the Underlying Stock on the pricing date, determined as set forth in the applicable term sheet.

If the Market Measure consists of a Basket, the Starting Value will be equal to 100.  See "—Basket Market Measures."

**Ending Value**

The "**Ending Value**" will equal the Closing Market Price of the Underlying Stock on the valuation date multiplied by its Price Multiplier on that day.

If the Market Measure consists of a Basket, the Ending Value of the Basket will be determined as described in "—Basket Market Measures—Ending Value of the Basket."

The "**valuation date**" means a trading day shortly before the maturity date.  The valuation date will be set forth in the applicable term sheet.

A "**trading day**" means a day on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange (the "**NYSE**"), The Nasdaq Stock Market, the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States, or any successor exchange or market, or in the case of a security traded on one or more non-U.S. securities exchanges or markets, on the principal non-U.S. securities exchange or market for such security.

If, with respect to an Underlying Stock, (i) there is a Market Disruption Event on the scheduled valuation date or (ii) the scheduled valuation date is determined by the calculation agent not to be a trading day by reason of an extraordinary event, occurrence, declaration or otherwise, the valuation date will be the immediately succeeding trading day during which no Market Disruption Event occurs or is continuing; provided that the Closing Market Price of the Underlying Stock will be determined (or, if not determinable, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable on a date no later than the second scheduled trading day prior to the maturity date, regardless of the occurrence of a Market Disruption Event or non-trading day on that day.

The "**Closing Market Price**" for one share of an Underlying Stock (or one unit of any other security for which a Closing Market Price must be determined) on any trading day means any of the following:

- if the Underlying Stock (or such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The Nasdaq Stock Market, the official closing price), of the principal trading session on that day on the principal U.S. securities exchange registered under the Exchange Act on which the Underlying Stock (or such other security) is listed or admitted to trading;

- if the Underlying Stock (or such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board, the last reported sale price of the principal trading session on the OTC Bulletin Board on that day;

- if the Underlying Stock (or such other security) is issued by a foreign issuer and its closing price cannot be determined as set forth in the two bullet points above, and the Underlying Stock (or such other security) is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on that day on the primary non-U.S. securities exchange or market on which the Underlying Stock (or such other security) is listed or admitted to trading (converted to U.S. dollars using such exchange rate as the calculation agent, in its sole discretion, determines to be commercially reasonable); or

- if the Closing Market Price cannot be determined as set forth in the prior bullets, the mean, as determined by the calculation agent, of the bid prices for the Underlying Stock (or such other security) obtained from as many dealers in that security (which may include us, BofAS and/or any of our respective affiliates), but not exceeding three, as will make the bid prices available to the calculation agent. If no such bid price can be obtained, the Closing Market Price will be determined (or, if not determinable, estimated) by the calculation agent in its sole discretion in a commercially reasonable manner.

The initial "**Price Multiplier**" for an Underlying Stock will be one, unless otherwise set forth in the applicable term sheet. The Price Multiplier for each Underlying Stock will be subject to adjustment for certain corporate events relating to that Underlying Stock described below under "—Anti-Dilution Adjustments."

## Market Disruption Events

As to any Underlying Stock (or any "**successor Underlying Stock**," which is the common equity securities or the ADRs of a Successor Entity (as defined below)), a "**Market Disruption Event**" means one or more of the following events, as determined by the calculation agent in its sole discretion:

(A) the suspension of or material limitation on trading, in each case, for more than two consecutive hours of trading, or during the one-half hour period preceding the close of trading, of the shares of the Underlying Stock (or the successor Underlying Stock) on the primary exchange where such shares trade, as determined by the calculation agent (without taking into account any extended or after-hours trading session); and

(B) the suspension of or material limitation on trading, in each case, for more than two consecutive hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the shares of the Underlying Stock (or the successor Underlying Stock) as determined by the calculation agent (without taking into account any extended or after-hours trading session), in options contracts or futures contracts related to the shares of the Underlying Stock (or the successor Underlying Stock).

For the purpose of determining whether a Market Disruption Event has occurred:

(1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2) a decision to permanently discontinue trading in the shares of the Underlying Stock (or the successor Underlying Stock) or the relevant futures or options contracts relating to such shares will not constitute a Market Disruption Event;

(3) a suspension in trading in a futures or options contract on the shares of the Underlying Stock (or the successor Underlying Stock), by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts, will each constitute a suspension of or material limitation on trading in futures or options contracts relating to the Underlying Stock;

(4) subject to paragraph (3) above, a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self-regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material."

**Anti-Dilution Adjustments**

As to any Underlying Stock (or the successor Underlying Stock), the calculation agent, in its sole discretion, may adjust the Price Multiplier (and as a result, the Ending Value), and any other terms of the notes (such as the Starting Value), if an event described below occurs after the pricing date and on or before the valuation date and if the calculation agent determines that such an event has a diluting or concentrative effect on the theoretical value of the shares of the applicable Underlying Stock (or the successor Underlying Stock).

The Price Multiplier for an Underlying Stock resulting from any of the adjustments specified below will be rounded to the eighth decimal place with five one-billionths being rounded upward. No adjustments to the Price Multiplier will be required unless the adjustment would require a change of at least 0.1% in the Price Multiplier then in effect. Any adjustment that would require a change of less than 0.1% in the Price Multiplier which is not applied at the time of the event may be reflected at the time of any subsequent adjustment that would require a change of the Price Multiplier. The required adjustments specified below do not cover all events that could affect an Underlying Stock.

No adjustments to the Price Multiplier for any Underlying Stock or any other terms of the notes will be required other than those specified below. However, the calculation agent may, at its sole discretion, make additional adjustments or adjustments that differ from those described herein to the Price Multiplier or any other terms of the notes to reflect changes to an Underlying Stock if the calculation agent determines that the adjustment is appropriate to ensure an equitable result.

The calculation agent will be solely responsible for the determination of any adjustments to the Price Multiplier for any Underlying Stock or any other terms of the notes and of any related determinations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described below; its determinations and calculations will be conclusive absent a determination of a manifest error.

No adjustments are required to be made for certain other events, such as offerings of common equity securities by any Underlying Company for cash or in connection with the occurrence of a partial tender or exchange offer for the Underlying Stock by the Underlying Company.

Following an event that results in an adjustment to the Price Multiplier for any Underlying Stock or any of the other terms of the notes, the calculation agent may (but is not required to) provide holders of the notes with information about that adjustment as it deems appropriate, depending on the nature of the adjustment.  Upon written request by any holder of the notes, the calculation agent will provide that holder with information about such adjustment.

### Anti-Dilution Adjustments to Underlying Stocks that Are Common Equity

The calculation agent, in its sole discretion and as it deems reasonable, may adjust the Price Multiplier for any Underlying Stock and other terms of the notes, and hence the Ending Value, as a result of certain events related to an Underlying Stock, which include, but are not limited to, the following:

*Stock Splits and Reverse Stock Splits.* If an Underlying Stock is subject to a stock split or reverse stock split, then once such split has become effective, the Price Multiplier for that Underlying Stock will be adjusted such that the new Price Multiplier will equal the product of:

- the prior Price Multiplier; and

- the number of shares that a holder of one share of the Underlying Stock before the effective date of the stock split or reverse stock split would have owned immediately following the applicable effective date.

For example, a two-for-one stock split would ordinarily change a Price Multiplier of one into a Price Multiplier of two.  In contrast, a one-for-two reverse stock split would ordinarily change a Price Multiplier of one into a Price Multiplier of one-half.

*Stock Dividends.*  If an Underlying Stock is subject to (i) *a* stock dividend (i.e., *an* issuance of additional shares of the Underlying Stock) that is given ratably to all holders *of* the Underlying Stock or (ii) *a* distribution of *additional shares of the* Underlying Stock as a result of the triggering of any provision of the organizational documents of the Underlying Company, then, once the dividend has become effective and the Underlying Stock is trading ex-dividend, the Price Multiplier for that Underlying Stock will be adjusted on the ex-dividend date such that the new Price Multiplier will equal the prior Price Multiplier *plus* the product of:

- the prior Price Multiplier; and

- the number of additional shares issued in the stock dividend with respect to one share of the Underlying Stock;

provided that no adjustment will be made for a stock dividend for which the number of shares of the Underlying Stock paid or distributed is based on a fixed cash equivalent value, unless such distribution is an Extraordinary Dividend (as defined below).

For example, a stock dividend of one new share for each share held would ordinarily change a Price Multiplier of one into a Price Multiplier of two.

*Extraordinary Dividends.*  There will be no adjustments to the Price Multiplier of an Underlying Stock to reflect any cash dividends or cash distributions paid with respect to that Underlying Stock other than Extraordinary Dividends, as described below, and distributions described under the section entitled "—Reorganization Events" below.

An "**Extraordinary Dividend**" means, with respect to a cash dividend or other distribution with respect to an Underlying Stock, a dividend or other distribution that the calculation agent determines, in its sole discretion, is not declared or otherwise made according to the Underlying Company's then existing policy or practice of paying such dividends on a quarterly or other regular basis. If an Extraordinary Dividend occurs, the Price Multiplier for that Underlying Stock will be adjusted on the ex-dividend date so that the new Price Multiplier will equal the product of:

- the prior Price Multiplier; and

- a fraction, the numerator of which is the Closing Market Price per share of the Underlying Stock on the trading day preceding the ex-dividend date and the denominator of which is the amount by which the Closing Market Price per share of the Underlying Stock on that preceding trading day exceeds the Extraordinary Dividend Amount.

The "**Extraordinary Dividend Amount**" with respect to an Extraordinary Dividend will equal:

- in the case of cash dividends or other distributions that are paid as regular dividends, the amount per share of the applicable Underlying Stock of that Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for that share; or

- in the case of cash dividends or other distributions that are not paid as regular dividends, the amount per share of the applicable Underlying Stock of that Extraordinary Dividend.

To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent, whose determination will be conclusive. A distribution on the applicable Underlying Stock described in the section "— Issuance of Transferable Rights or Warrants" or clause (a), (d) or (e) of the section entitled "— Reorganization Events" below that also constitutes an Extraordinary Dividend will only cause an adjustment under those respective sections.

*Issuance of Transferable Rights or Warrants.* If an Underlying Company issues transferable rights or warrants to all holders of record of the Underlying Stock to subscribe for or purchase the Underlying Stock, including new or existing rights to purchase the Underlying Stock under a shareholder rights plan or arrangement, then the Price Multiplier will be adjusted on the trading day immediately following the issuance of those transferable rights or warrants so that the new Price Multiplier will equal the prior Price Multiplier plus the product of:

- the prior Price Multiplier; and

- the number of shares of the Underlying Stock that can be purchased with the cash value of those warrants or rights distributed on one share of the Underlying Stock.

The number of shares that can be purchased will be based on the Closing Market Price of the Underlying Stock on the date the new Price Multiplier is determined. The cash value of those warrants or rights, if the warrants or rights are traded on a registered national securities exchange, will equal the closing price of that warrant or right. If the warrants or rights are not traded on a registered national securities exchange, the cash value will be determined by the calculation agent and will equal the average of the bid prices obtained from three dealers at

3:00 p.m., New York time on the date the new Price Multiplier is determined, provided that if only two of those bid prices are available, then the cash value of those warrants or rights will equal the average of those bids and if only one of those bids is available, then the cash value of those warrants or rights will equal that bid.

**Reorganization Events**

If after the pricing date and on or prior to the valuation date, as to any Underlying Stock:

(a)   there occurs any reclassification or change of the Underlying Stock, including, without limitation, as a result of the issuance of tracking stock by the Underlying Company;

(b)   the Underlying Company, or any surviving entity or subsequent surviving entity of the Underlying Company (a "**Successor Entity**"), has been subject to a merger, combination, or consolidation and is not the surviving entity;

(c)   any statutory exchange of securities of the Underlying Company or any Successor Entity with another corporation occurs, other than under clause (b) above;

(d)   the Underlying Company is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency, or other similar law;

(e)   the Underlying Company issues to all of its shareholders securities of an issuer other than the Underlying Company, including equity securities of an affiliate of the Underlying Company, other than in a transaction described in clauses (b), (c), or (d) above;

(f)   a tender or exchange offer or going-private transaction is consummated for all the outstanding shares of the Underlying Company;

(g)   there occurs any reclassification or change of the Underlying Stock that results in a transfer or an irrevocable commitment to transfer all such outstanding shares of the Underlying Stock to another entity or person;

(h)   the Underlying Company or any Successor Entity is the surviving entity of a merger, combination, or consolidation, that results in the outstanding Underlying Stock (other than Underlying Stock owned or controlled by the other party to such transaction) immediately prior to such event collectively representing less than 50% of the outstanding Underlying Stock immediately following such event; or

(i)   the Underlying Company ceases to file the financial and other information with the SEC in accordance with Section 13(a) of the Exchange Act

(an event in clauses (a) through (i), a "**Reorganization Event**"), then, on or after the date of the occurrence of a Reorganization Event, the calculation agent shall, in its sole discretion, make an adjustment to the Price Multiplier, the method of determining the Redemption Amount or any other terms of the notes as the calculation agent, in its sole discretion, determines appropriate to account for the economic effect on the notes of that Reorganization Event (including adjustments to account for changes in volatility, expected dividends, stock loan rate, or liquidity relevant to the Underlying Stock or to the notes), which may, but need not, be determined by reference to the adjustment(s) made in respect of such Reorganization Event by an options exchange to options on the relevant Underlying Stock traded on that options exchange and determine the effective date of that adjustment.  If the calculation agent determines that no adjustment that it could make will produce a commercially reasonable result, then the calculation agent may cause the maturity date of the notes to be accelerated to the fifth business day following the date of that determination and the Redemption Amount payable to you will be calculated as though the date of early repayment were the stated maturity date of the notes and as though the valuation date were the fifth trading day prior to the date of acceleration.

If the Underlying Company ceases to file the financial and other information with the SEC in accordance with Section 13(a) of the Exchange Act, as contemplated by clause (i) above, and the calculation agent determines in its sole discretion that sufficiently similar information is not otherwise available to you, then the calculation agent may cause the maturity date of the notes to be accelerated to the fifth business day following the date of that determination and the Redemption Amount payable to you will be calculated as though the date of early repayment were the stated maturity date of the notes, and as though the valuation date were the fifth trading day prior to the date of acceleration.  If the calculation agent determines that sufficiently similar information is available to you, the Reorganization Event will be deemed to have not occurred.

If the notes are accelerated as described in the two preceding paragraphs, you will also receive interest accrued on the notes until the date that the Redemption Amount is paid. However, upon any such acceleration, you will not be entitled to any interest that would have accrued after the date of acceleration.

### Alternative Anti-Dilution and Reorganization Adjustments

The calculation agent may elect at its discretion not to make any of the adjustments to the Price Multiplier for any Underlying Stock or to any other terms of the notes, including the method of determining the Redemption Amount, described in this section, but may instead make adjustments, in its discretion, to the Price Multiplier for any Underlying Stock or any other terms of the notes (such as the Starting Value) that will reflect the adjustments to the extent practicable made by the Options Clearing Corporation on options contracts on an Underlying Stock or any successor common stock. For example, if an Underlying Stock is subject to a two-for-one stock split, and the Options Clearing Corporation adjusts the strike prices of the options contract on that Underlying Stock by dividing the strike price by two, then the calculation agent may also elect to divide the Starting Value by two. In this case, the Price Multiplier will remain one. This adjustment would have the same economic effect on holders of the notes as if the Price Multiplier had been adjusted.

### Anti-Dilution Adjustments to Underlying Stocks that Are ADRs

For purposes of the anti-dilution adjustments set forth above, if an Underlying Stock is an ADR (an "**Underlying ADR**"), the calculation agent will consider the effect of any of the relevant events on the Underlying ADR, and adjustments will be made as if the Underlying ADR was the Underlying Stock described above.  For example, if the stock represented by the Underlying ADR is subject to a two-for-one stock split, and assuming an initial Price Multiplier of 1, the Price Multiplier for the Underlying ADR would be adjusted so that it equals two. Unless otherwise specified in the applicable term sheet, with respect to notes linked to an Underlying ADR (or an Underlying Stock issued by a non-U.S. Underlying Company), the term "dividend" means the dividends paid to holders of the Underlying ADR (or the Underlying Stock issued by the non-U.S. Underlying Company), and such dividends may reflect the netting of any applicable foreign withholding or similar taxes that may be due on dividends paid to a U.S. person.

The calculation agent may determine not to make an adjustment if:

(A) holders of the Underlying ADR are not eligible to participate in any of the events that would otherwise require anti-dilution adjustments as set forth above if the notes had been linked directly to the common shares of the Underlying Company represented by the Underlying ADR; or

(B) to the extent that the calculation agent determines that the Underlying Company or the depositary for the ADRs has adjusted the number of common shares of the Underlying Company represented by each share of the Underlying ADR, so that the market price of the Underlying ADR would not be affected by the corporate event.

If the Underlying Company or the depositary for the ADRs, in the absence of any of the events described above, elects to adjust the number of common shares of the Underlying Company represented by each share of the Underlying ADR, then the calculation agent may make the appropriate anti-dilution adjustments to reflect such change. The depositary for the ADRs may also make adjustments in respect of the ADRs for share distributions, rights distributions, cash distributions and distributions other than shares, rights, and cash. Upon any such adjustment by the depositary, the calculation agent may adjust the Price Multiplier or other terms of the notes as the calculation agent determines commercially reasonable to account for that event.

**Delisting of ADRs or Termination of ADR Facility**

If an Underlying ADR is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act or included in the OTC Bulletin Board, or if the ADR facility between the Underlying Company and the ADR depositary is terminated for any reason, then, on and after the date that the Underlying ADR is no longer so listed or admitted to trading or the date of such termination, as applicable (the "**termination date**"), the Market Measure for the notes will be deemed to be the Underlying Company's common equity securities rather than the Underlying ADR. The calculation agent will determine the price of the Underlying Stock by reference to those common shares. Under such circumstances, the calculation agent may modify any terms of the notes as it deems necessary, in its sole discretion, to ensure an equitable result. On and after the termination date, for all purposes, the Closing Market Price of the Underlying Company's common shares on their primary exchange will be converted to U.S. dollars using such exchange rate as the calculation agent, in its sole discretion, determines to be commercially reasonable.

**Underlying Stock**

Any information regarding an Underlying Stock or an Underlying Company will be derived from publicly available documents. Any Underlying Stock will be registered under the Exchange Act. Information provided to or filed with the SEC by any Underlying Company can be located at the SEC's facilities or through the SEC's website, www.sec.gov. None of us, the agents, or any of our respective affiliates will have independently verified the accuracy or completeness of any of the information or reports of an Underlying Company.

The selection of an Underlying Stock is not a recommendation to buy or sell that Underlying Stock. None of us, the agents, or any of our respective subsidiaries or affiliates makes any representation to any purchaser of the notes as to the performance of any Underlying Stock.

**Basket Market Measures**

If the Market Measure to which your notes are linked is a Basket, the Basket Stocks will be set forth in the applicable term sheet. We will assign each Basket Stock a weighting (the "**Initial Component Weight**") so that each Basket Stock represents a percentage of the Starting Value of the Basket on the pricing date. The Basket Stocks may or may not have equal Initial Component Weights, as set forth in the applicable term sheet.

**Determination of the Component Ratio for Each Basket Stock**

The "**Starting Value**" of the Basket will be equal to 100. We will set a fixed factor (the "**Component Ratio**") for each Basket Stock on the pricing date, based upon the weighting of that Basket Stock. The Component Ratio for each Basket Stock will equal:

- the Initial Component Weight (expressed as a percentage) for that Basket Stock, multiplied by 100; *divided by*

- the Closing Market Price of that Basket Stock on the pricing date.

Each Component Ratio will be rounded to eight decimal places.

The Component Ratios will be calculated in this way so that the Starting Value of the Basket will equal 100 on the pricing date. The Component Ratios will not be revised subsequent to their determination on the pricing date, except that the calculation agent may in its good faith judgment adjust the Component Ratio of any Basket Stock in the event that Basket Stock is materially changed or modified in a manner that does not, in the opinion of the calculation agent, fairly represent the value of that Basket Stock had those material changes or modifications not been made.

The following table is for illustration purposes only, and does not reflect the actual composition, Initial Component Weights, or Component Ratios, which will be set forth in the applicable term sheet.

Example: The **hypothetical** Basket Stocks are Stock ABC, Stock XYZ, and Stock RST, with their Initial Component Weights being 50.00%, 25.00% and 25.00%, respectively, on a **hypothetical** pricing date:

| Basket Stock | Initial Component Weight | Hypothetical Closing Market Price[1] | Hypothetical Component Ratio[2] | Initial Basket Value Contribution |
|---|---|---|---|---|
| Stock ABC | 50.00% | 50.00 | 1.00000000 | 50.00 |
| Stock XYZ | 25.00% | 24.00 | 1.04166667 | 25.00 |
| Stock RST | 25.00% | 10.00 | 2.50000000 | 25.00 |
| Starting Value | | | | 100.00 |

(1) This column sets forth the **hypothetical** Closing Market Price of each Basket Stock on the **hypothetical** pricing date.

(2) The **hypothetical** Component Ratio for each Basket Stock equals its Initial Component Weight (expressed as a percentage) multiplied by 100, and then divided by the **hypothetical** Closing Market Price of that Basket Stock on the **hypothetical** pricing date, with the result rounded to eight decimal places.

### Ending Value of the Basket

The "**Ending Value**" of the Basket will be the value of the Basket on the valuation date. The value of the Basket on the calculation day will equal the sum of the products of the Closing Market Price of each Basket Stock on that day multiplied by its Price Multiplier on that day, and the Component Ratio for each Basket Stock. The value of the Basket will vary based on the increase or decrease in the price of each Basket Stock. Any increase in the price of a Basket Stock (assuming no change in the price of the other Basket Stock or Basket Stocks) will result in an increase in the value of the Basket. Conversely, any decrease in the price of a Basket Stock (assuming no change in the price of the other Basket Stock or Basket Stocks) will result in a decrease in the value of the Basket.

Unless otherwise specified in the applicable term sheet, if, for any Basket Stock (an "**Affected Basket Stock**"), (i) a Market Disruption Event occurs on the scheduled valuation date or (ii) the scheduled valuation date is determined by the calculation agent not to be a trading day by reason of an extraordinary event, occurrence, declaration or otherwise (any such day in either (i) or (ii) being a "**non-calculation day**"), the calculation agent will determine the prices of the Basket Stocks for that non-calculation day, and as a result, the Ending Value, as follows:

- The Closing Market Price of each Basket Stock that is not an Affected Basket Stock will be its Closing Market Price on such non-calculation day.

- The Closing Market Price of each Basket Stock that is an Affected Basket Stock for the applicable non-calculation day will be determined in the same manner as described in the fifth paragraph of subsection "—The Starting Value and the Ending Value—Ending Value," provided that references to "Underlying Stock" will be references to "Basket Stock."

For purposes of determining whether a Market Disruption Event has occurred as to any Basket Stock, "Market Disruption Event" will have the meaning stated above in "—Market Disruption Events."

## Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes as described in this product supplement, including determinations regarding the Starting Value, the Threshold Value, the Step Level, the Ending Value, the Price Multiplier, the Closing Market Price, the Redemption Amount, any Market Disruption Events, any anti-dilution adjustments, a successor Underlying Stock, business days, trading days and non-calculation days. Absent manifest error, all determinations of the calculation agent will be conclusive for all purposes and final and binding on you and us, without any liability on the part of the calculation agent.

We or one of our affiliates may act as the calculation agent, or we may appoint BofAS or one of its affiliates to act as the calculation agent for the notes. Alternatively, we and BofAS or one of our respective affiliates may act as joint calculation agents for the notes. When we refer to a "calculation agent" in this product supplement or in any applicable term sheet, we are referring to the applicable calculation agent or joint calculation agents, as the case may be. We may change the calculation agent at any time without notifying you. The identity of the calculation agent will be set forth in the applicable term sheet.

**Same-Day Settlement and Payment**

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will pay interest and the Redemption Amount in immediately available funds so long as the notes are maintained in book-entry form.

**Events of Default and Acceleration**

Events of default are defined in the prospectus (and which, for the avoidance of doubt, excludes the exercise of the UK Bail-in Powers (as set out and defined in the Senior Indenture)). If such an event occurs and is continuing, unless otherwise stated in the applicable term sheet, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the Redemption Amount described under the caption "—Payment at Maturity," determined as if the date of acceleration were the maturity date and as if the fifth trading day prior to the date of acceleration were the valuation date. In addition, you will receive interest accrued on the notes until the date that the required amount is paid. If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities—Events of Default" in the prospectus.

**Listing**

Unless otherwise specified in the applicable term sheet, the notes will not be listed on a securities exchange.

## SUPPLEMENTAL PLAN OF DISTRIBUTION

BofAS and one or more of its affiliates may act as our agents for any offering of the notes. The agents may act on either a principal basis or an agency basis, as set forth in the applicable term sheet. Each agent will be a party to a distribution agreement with us.

Each agent will receive an underwriting discount that is a percentage of the aggregate principal amount of the notes sold through its efforts, which will be set forth in the applicable term sheet. You must have an account with the applicable agent in order to purchase the notes.

None of the agents is acting as your fiduciary or advisor solely as a result of the making of any offering of the notes, and you should not rely upon this product supplement, the applicable term sheet, or the accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase any notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

We have agreed to indemnify the agents against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the agents for specified expenses.

BofAS and its affiliates may use this product supplement, the prospectus supplement, and the prospectus, together with the applicable term sheet, in market-making transactions for any notes after their initial sale solely for the purpose of providing investors with the description of the terms of the notes that were made available to investors in connection with the initial distribution of the notes. Secondary market investors should not, and will not be authorized to, rely on these documents for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

### Selling Restrictions

The following selling restrictions supplement those listed in "Supplemental Plan of Distribution (Conflicts Of Interest)—Selling Restrictions" in the accompanying prospectus supplement.

### European Economic Area

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("**EEA**"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "**MiFID II**"); (ii) a customer within the meaning of Directive 2016/97 (EU) (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "**EU PRIIPs Regulation**") for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling such notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

**The People's Republic of China**

These offering documents have not been filed with or approved by the People's Republic of China (for such purposes, not including Hong Kong and Macau Special Administrative Regions or Taiwan) authorities, and is not an offer of securities (whether public offering or private placement) within the meaning of the Securities Law or other pertinent laws and regulations of the People's Republic of China. These offering documents shall not be delivered to any party who is not an intended recipient or offered to the general public if used within the People's Republic of China, and the notes so offered cannot be sold to anyone that is not a qualified purchaser of the People's Republic of China. BofAS has represented, warranted and agreed that the notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People's Republic of China, except under circumstances that will result in compliance with applicable laws and regulations.

**United Kingdom**

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom ("**UK**"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the "**EUWA**"); (ii) a customer within the meaning of the United Kingdom Financial Services and Markets Act 2000 (as amended, the "**FSMA**") and any rules or regulations made under the FSMA to implement Directive 2016/97 (EU), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No. 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the "**UK PRIIPs Regulation**") for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

## U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the Internal Revenue Code of 1986, as amended (the "**Code**"), regulations promulgated under the Code by the U.S. Treasury Department ("**Treasury**") (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. The following discussion supplements, and to the extent inconsistent supersedes, the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder. If the tax consequences associated with the notes are different than those described below, they will be described in the applicable term sheet.

This summary is directed solely to U.S. holders and non-U.S. holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

*You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.*

### General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as income-bearing pre-paid executory contracts with respect to the Market Measure and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. In the opinion of our special U.S. tax counsel, it is reasonable to treat the notes as income-bearing pre-paid executory contracts with respect to the Market Measure. This discussion assumes that the notes constitute income-bearing pre-paid executory contracts with respect to the Market Measure for U.S. federal income tax purposes. If the notes did not constitute income-bearing pre-paid executory contracts, the tax consequences described below would be materially different.

*This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this product supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.*

Unless otherwise stated, the following discussion is based on the characterization described above.  The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the issuer of any Underlying Stock would be treated as a "passive foreign investment company" ("PFIC"), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code.  If the issuer of any Underlying Stock were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC and other authorities by the issuer of any Underlying Stock and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of any Underlying Stock is or becomes a PFIC or is or becomes a United States real property holding corporation.

**U.S. Holders**

Although the U.S. federal income tax treatment of the stated periodic interest payments on the notes is uncertain, we intend to take the position, and the following discussion assumes, that the stated periodic interest payments constitute taxable ordinary income to a U.S. holder at the time received or accrued in accordance with the U.S. holder's regular method of accounting. By purchasing the notes you agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the stated periodic interest payments as described in the preceding sentence.

Upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized (other than amounts representing accrued stated periodic interest payments, which would be taxed as described in the preceding paragraph) and the U.S. holder's tax basis in the notes.  A U.S. holder's tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the notes for more than one year.  The deductibility of capital losses is subject to limitations.

*Alternative Tax Treatments.* Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes.  In particular, if the notes have a term that exceeds one year, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments.  If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly.  Among other things, a U.S. holder would be required to accrue original issue discount every year at a "comparable yield" determined at the time of issuance.  In addition, any gain realized by a U.S. holder at maturity, or upon a sale or exchange, of the notes generally would be treated as ordinary income, and any loss realized at maturity, or upon a sale or exchange, of the notes generally would be treated as ordinary loss to the extent of the U.S. holder's prior accruals of original issue discount, and as capital loss thereafter. If the notes have a term of one year or less, the notes would generally be subject to the rules concerning short-term debt instruments as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as Indebtedness — Short-Term Notes."

In addition, it is possible that the notes could be treated as a unit consisting of a deposit and a derivative, in which case the timing and character of income on the notes would be affected significantly.

The IRS released Notice 2008-2 ("**Notice**") which sought comments from the public on the taxation of financial instruments currently taxed as "prepaid forward contracts." This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain "constructive ownership transactions," generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the "wait and see" method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale or exchange of the notes should be treated as ordinary gain or loss. It is possible that the IRS could assert that a U.S. holder's holding period in respect of the notes should end on the valuation date, even though such holder will not receive any amounts in respect of the notes prior to the redemption or maturity of the notes. In such case, if the valuation date is not in excess of one year from the original issue date, a U.S. holder may be treated as having a holding period in respect of the notes equal to one year or less, in which case any gain or loss such holder recognized at such time would be treated as short-term capital gain or loss.

**Non-U.S. Holders**

Subject to the discussion on "dividend equivalent" payments below and the discussion in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders," we expect to treat stated periodic interest payments on notes made to non-U.S. holders, and any gain realized by a non-U.S. holder on the settlement at maturity, or upon the sale or exchange of a note prior to maturity, as exempt from U.S. federal income tax (including withholding tax), provided that (i) such amounts are not effectively connected with such non-U.S. holder's conduct of a trade or business in the United States, and (ii) if a non-U.S. holder is a non-resident alien individual, such holder is not present in the United States for 183 days or more during the taxable year of the settlement at maturity, or upon the sale or exchange of a note prior to maturity. If a non-U.S. holder of the notes is engaged in the conduct of a trade or business within the United States and if periodic stated interest payments and gain realized on the settlement at maturity, sale or exchange of the notes is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), although generally exempt from withholding tax (subject to the discussion in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders"), the non-U.S. holder generally will be subject to U.S. federal income tax on such periodic stated interest payments and gain on a net income basis in the same manner as if it were a U.S. holder.  Such non-U.S. holders should read the material under the heading "—U.S. Holders," for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes.  In addition, if such non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.

Notwithstanding the above, if we or another withholding agent determine withholding is appropriate with respect to any payments on the notes, we or such other withholding agent may withhold on any such payments at a 30% rate unless such non-U.S. holder submits a properly completed IRS Form W-8 appropriate to their circumstances that reduces or eliminates such withholding. We will not pay additional amounts on account of any withholding tax.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments ("**ELIs**") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Except as otherwise set forth in any applicable pricing supplement, we expect that the delta of notes issued pursuant to this product supplement with respect to the Market Measure will not be one, and therefore, we expect that non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Market Measure or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Market Measure or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate.  As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective non-U.S. holders of the notes should consult their own tax advisors in this regard.

**Backup Withholding and Information Reporting**

Please see the discussion under "U.S. Federal Income Tax Considerations — Information Reporting and Backup Withholding" in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

**Foreign Account Tax Compliance Act**

Please see the discussion under "U.S. Federal Income Tax Considerations — Foreign Account Tax Compliance Act" in the accompanying prospectus supplement for a description of the applicability of FATCA to the notes.